UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
_____________________
 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
 October 14, 2025
Commission File Number:  001-41683
_____________________
 Pan American Silver Corp.
(Translation of registrant’s name into English)
 2100-733 Seymour Street
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)
 _____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

EXHIBIT LIST

Exhibit	Description
99.1	News Release - Pan American Silver to Announce Third Quarter 2025 Unaudited Results

Signature
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: October 14, 2025	By:	/s/ “Christopher Lemon”
Christopher Lemon
Chief Legal and Human Resources Officer, General Counsel